News Release
                     LA-Z-BOY REPORTS RECORD SECOND QUARTER

NYSE & PCX:  LZB                          Contact:  Gene Hardy  (734) 241-4306


     MONROE, MI., November 4, 1998: La-Z-Boy Incorporated, one of the world's largest producers of furniture, continued reaching record levels of quarterly sales and profit.


Financial Details
     For the second quarter ended 10/24/98 of La-Z-Boy's 1999 fiscal year, sales reached $334.8 million, up 14% from last year's second quarter of $293.2 million. Net income was up 10% to $18.4 million vs. $16.8 million. Diluted EPS (Earnings Per Share) increased at a faster rate than net income due to stock repurchases and was up 13% to $0.35 vs. $0.31.

     For the six months ended 10/24/98 of La-Z-Boy's 1999 fiscal year, sales reached $603.7 million, up 19% from last year's first half of $505.5 million. Net income was up 38% to $25.6 million vs. $18.5 million. Diluted EPS was up 41% to $0.48 vs. $0.34.


President Comments
     La-Z-Boy President and Chief Operating Officer, Gerald L. Kiser said "We expect our sales momentum to carry over into the third quarter. We look for an overall growth rate of 7%, and perhaps as much as 10% if consumer demand for furniture remains good. La-Z-Boy's rate of sales growth continues to outpace the furniture industry as a whole.

     "Our Chairman, Patrick Norton, was honored at an all-industry dinner as the 1998 City of Hope Spirit of Life Honoree. As co-honoree with Bill Child of R. C. Willey, Pat helped raise over $1.2 million for cancer research during this year's campaign. The Company extends its congratulations to Pat and Bill." (The City of Hope is a cancer research hospital in Los Angeles, California.)


Marketing
     The recently held High Point Furniture Market was very successful for all residential product divisions. The England/Corsair, Sam Moore and Hammary divisions reported strong, positive dealer reaction to their product introductions and the joint introduction of the Thomas Kinkade Home Furnishings Collection by the La-Z-Boy Residential and Kincaid Divisions was a success by all measures. The collection was the largest single collection launch in Kincaid's history and garnered a great deal of press coverage at market.

     Demonstrating the Company's design prowess, three separate divisions were awarded the American Society of Furniture Designers' 1998 Pinnacle Design Achievement Awards. Kincaid's LeBistro collection won for casual dining; La-Z-Boy Residential captured the motion upholstery award for its 407 Metro design and Hammary took home the prize in Occasional furniture for its Cadence group.


Company Overview
     La-Z-Boy manufactures quality upholstered and casegoods home furniture as well as office furniture. In addition to the La-Z-Boy brand name, which is the most recognized home furniture brand name in North America, four other major brands are part of La-Z-Boy Incorporated: Kincaid, England/Corsair, Hammary and Sam Moore.


More Information
     La-Z-Boy Incorporated's second quarter 10-Q filing including an income statement, balance sheet, cash flow statement and additional management discussion is available now at the Company's internet site (www.lazboy.com). This press release is just one part of La-Z-Boy Incorporated's disclosures and should be read in conjunction with all other 10-Q information. About 48 hours after this release, this second quarter 10-Q information should be available on the SEC's internet site (www.sec.gov.)





11/4/98                                                           Page 1 of 3

              La-Z-Boy Incorporated Financial Information Release
                       CONSOLIDATED STATEMENT OF INCOME
                 (Amounts in thousands, except per share data)

                                SECOND QUARTER ENDED (UNAUDITED)
                     --------------------------------------------------------
                     October 24,  October 25,   % Over     Percent of Sales
                                                          ------------------
                        1998         1997       (Under)     1998     1997
                     -----------  -----------  --------  --------  --------
Sales ...............   $334,831    $293,208      14%      100.0%   100.0%
Cost of sales .......    245,062     215,370      14%       73.2%    73.5%
                        --------    --------      --        -----    -----
     Gross profit ...     89,769      77,838      15%       26.8%    26.5%

S, G & A ............     59,510      50,400      18%       17.8%    17.1%

                        --------    --------      --        -----    -----
     Operating profit     30,259      27,438      10%        9.0%     9.4%

Interest expense ....      1,164       1,027      13%        0.3%     0.4%
Interest income .....        471         512      -8%        0.1%     0.2%
Other income ........        865         527      64%        0.3%     0.2%

                        --------    --------      --        -----    -----
     Pretax income ..     30,431      27,450      11%        9.1%     9.4%

Income tax expense ..     11,984      10,628      13%       39.4%*   38.7%*

                        --------    --------      --        -----    -----
     Net income .....   $ 18,447    $ 16,822      10%        5.5%     5.7%
                        ========    ========      ==        =====    =====



Diluted EPS **             $0.35      $0.31       13%

Basic EPS  **              $0.35      $0.31       13%

Dividends per share **     $0.08      $0.07       14%




                                   SIX MONTHS ENDED (UNAUDITED)
                      ----------------------------------------------------------
                      October 24,  October 25,   % Over      Percent of Sales
                                                            --------------------
                         1998          1997      (Under)       1998       1997
                      -----------  -----------   --------   ----------  --------

Sales ...............   $603,711   $505,534           19%     100.0%     100.0%
Cost of sales .......    450,493    379,554           19%      74.6%      75.1%
                        --------   --------      --------      -----      -----
     Gross profit ...    153,218    125,980           22%      25.4%      24.9%

S, G & A ............    110,798     95,757           16%      18.4%      18.9%

                        --------   --------      --------      -----      -----
     Operating profit     42,420     30,223           40%       7.0%       6.0%

Interest expense ....      2,351      2,051           15%       0.4%       0.4%
Interest income .....      1,048        994            5%       0.2%       0.2%
Other income ........      1,220      1,277           -4%       0.2%       0.2%

                        --------   --------      --------      -----      -----
     Pretax income ..     42,337     30,443           39%       7.0%       6.0%

Income tax expense ..     16,706     11,895           40%      39.5%*     39.1%*

                        --------   --------      --------      -----      -----
     Net income .....   $ 25,631   $ 18,548           38%       4.2%       3.7%
                        ========   ========      ========      =====      =====


  Diluted EPS **           $0.48      $0.34           41%

  Basic EPS **             $0.48      $0.35           37%

  Dividends per share **   $0.15      $0.14            7%

*  As a percent of pretax income, not sales
** Restated to reflect three-for-one stock split, in the form of a 200% stock dividend effective September 1998.





11/4/98                                                             Page 2 of 3
           La-Z-Boy Incorporated Financial Information Release
                       CONSOLIDATED BALANCE SHEET
                (Amounts in thousands, except par value)

                                                     Unaudited                  Increase          Audited
                                            --------------------------
                                            October 24,    October 25,         (Decrease)         Apr. 25,
                                                                          -------------------
                                                1998           1997        Dollars    Percent       1998
                                             ------------   -----------   ----------  -------   -----------
Current assets
    Cash & equivalents .....................   $  22,721    $  23,681    ($   960)        -4%    $  28,700
    Receivables ............................     256,328      216,989      39,339         18%      238,260
                                                                                                         0
    Inventories
        Raw materials ......................      47,847       40,672       7,175         18%       43,883
        Work-in-process ....................      39,118       36,652       2,466          7%       40,640
        Finished goods .....................      35,627       33,110       2,517          8%       30,193

                                                --------    ---------    --------     -------    ---------
            FIFO inventories ...............     122,592      110,434      12,158         11%      114,716
            Excess of FIFO over LIFO             (22,712)     (21,513)     (1,199)        -6%      (22,812)

                                                --------    ---------    --------     -------    ---------
                 Total inventories .........      99,880       88,921      10,959         12%       91,904

    Deferred income taxes ..................      19,396       22,395      (2,999)       -13%       16,679
    Income taxes ...........................        --           --           N/M        N/M           936
    Other current assets ...................       5,889          427       5,462        N/M         6,549

                                                --------    ---------    --------     -------    ---------
        Total current assets ...............     404,214      352,413      51,801         15%      383,028

Property, plant & equipment ................     119,660      119,247         413          0%      121,762

Goodwill ...................................      48,017       41,755       6,262         15%       49,413

Other long-term assets .....................      29,847       31,169      (1,322)        -4%       26,148

                                               ---------    ---------    --------     -------    ---------
            Total assets ...................   $ 601,738    $ 544,584    $ 57,154         10%    $ 580,351
                                               =========    =========    ========     =======    =========



Current liabilities
    Current portion - l/t debt .............   $   4,726    $   5,118    ($   392)        -8%    $   4,822
    Current portion - capital leases .......       1,099        1,778        (679)       -38%        1,383
    Accounts payable .......................      50,693       37,579      13,114         35%       36,703
    Payroll/other comp .....................      39,063       32,362       6,701         21%       39,617
    Income taxes ...........................       6,885       11,132      (4,247)       -38%         --
    Other current liabilities ..............      26,491       23,659       2,832         12%       25,764
                                               ---------     --------     -------      ------    ---------
        Total current liabilities ..........     128,957      111,628      17,329         16%      108,289

Long-term debt .............................      63,319       52,522      10,797         21%       66,434

Capital leases .............................         300        1,401      (1,101)       -79%          819

Deferred income taxes ......................       5,454        5,814        (360)        -6%        5,478

Other long-term liabilities ................      11,912       10,343       1,569         15%       11,122

Commitments & contingencies ................        --           --           N/M        N/M          --

Shareholders' equity
    Common shares, $1 par * ................      52,909       53,485        (576)        -1%       53,551
    Capital in excess of par ...............      30,328       28,378       1,950          7%       29,262
    Retained earnings * ....................     310,417      281,969      28,448         10%      306,445
    Currency translation ...................      (1,858)        (956)       (902)       -94%       (1,049)

                                               ---------    ---------    --------     -------    ---------
        Total shareholders' equity .........     391,796      362,876      28,920          8%      388,209

            Total liabilities and              ---------    ---------    --------     -------    ---------
            shareholders' equity ...........   $ 601,738    $ 544,584    $ 57,154         10%    $ 580,351
                                               =========    =========    ========     =======    =========

      * Restated to reflect three-for-one stock split, in the form of a 200% stock dividend effective September 1998.



11/4/98                                                           Page 3 of 3
             La-Z-Boy Incorporated Financial Information Release
                          COMMENTS AND ANALYSIS


Overall:
     Refer to today's press release for additional information.


Gross profit margins:
     Gross profit margins increased to 26.8% of sales from 26.5% in last year's second quarter on a 14% increase in sales dollars and a 10% increase in sales units. The absence of hardwood and plywood supply chain disruptions and casegood operation relocation costs favorably impacted this year's gross profit margin. The absence of these items along with volume related reductions in costs more than offset unfavorable Canadian currency exchange effects.

     Gross profit margin was unfavorably affected by currency exchange impacts associated with inventory purchased by La-Z-Boy's Canadian upholstery plant from various La-Z-Boy plants in the U.S. La-Z-Boy Canada purchases stationary and other finished goods from La-Z-Boy U.S. plants to supplement its motion upholstery production enabling a full complement of La-Z-Boy products to be sold in Canada. In addition, many component parts (e.g. fabric, wood parts, and metal parts) for the motion upholstery products are purchased from the U.S. Management has been evaluating options for minimizing costs and risks associated with changes in currency exchange rates.

Inventories:
     Raw materials inventories were up 18% over the same period last year primarily as a result of air dried lumber stocks being increased to reduce the dependence on kiln dried lumber purchases and leather hides inventories being increased to support new leather upholstery programs.

S,G & A:
     Second quarter S, G & A increased to 17.8% of sales vs. 17.1% last year. The largest cause was due to an increase in Information Technology (I.T.) expenses relating to Year 2000 projects. As expected, performance bonus related expenses increased due to higher sales and profits. La-Z-Boy held many other S, G & A expenses at a growth rate consistent or lower than the sales growth rate, thus somewhat offsetting the higher I.T. related and performance bonus increases. Higher I.T. related and bonus expenses are expected to continue throughout the year.